UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRACE 2, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas A. Dyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3).......WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A

6.	Citizenship or Place of Organization ..... Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...............................0

	8.	Shared Voting Power ...... 96,000

	9.	Sole Dispositive Power...........................

	10.	Shared Dispositive Power ...................... 96,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ....96,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ......N/A..

13.	Percent of Class Represented by Amount in Row (11) .............96.0%

14.	Type of Reporting Person (See Instructions) .......IN....

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James H. Brennan, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only .

4.	Source of Funds (See Instructions) (See item 3).......WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ... N/A

6.	Citizenship or Place of Organization ..... Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ...............................0

	8.	Shared Voting Power ...... 96,000

	9.	Sole Dispositive Power...........................

	10.	Shared Dispositive Power ...................... 96,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ....96,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ......N/A..

13.	Percent of Class Represented by Amount in Row (11) .............96.0%

14.	Type of Reporting Person (See Instructions) .......IN....

Item 1.     Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grace 2 Inc., whose principal executive offices are located at 2 Bridge Avenue, Red Bank, NJ 07701 (the “Issuer”).

Item 2.     Identity and Background.

(a) The names are of the reporting persons are Douglas A. Dyer and James H. Brennan, III. Messrs. Dyer and Brennan are each 50% members of Broad Street Ventures, LLL (“BSV”).

(b) The business address and telephone number/fax number of the Reporting Persons are:

735 Broad Street
Suite 400
Chattanooga, TN 37402

Issuer’s telephone number:	(423) 265-5062
Issuer’s facsimile number:	(423) 265-5068

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Messrs. Dyer and Brennan are each 50% members of BSV. BSV is an investment vehicle through which the Messrs. Dyer and Brennan invest in operating companies. The address of BSV is the same as the address of the Reporting Persons. See Item 2(b).

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

There is nothing to report concerning the Reporting Persons.

(f) Citizenship:

The Reporting Persons are residents of the State of Tennessee.

Item 3. Source and Amount of Funds or Other Consideration

Through BSV, the Reporting Persons bought 96,000 shares of Common Stock for cash consideration equal to $30,000. The source of funds was working capital of BSV.

Item 4. Purpose of Transaction

None

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Through BSV, the Reporting Persons indirectly beneficially own 96,000 shares of Common Stock, representing 96.0% of the outstanding shares of Common Stock, based on 100,000,000 shares of Common Stock of the Issuer of the Issuer issued and outstanding as of the date of this Schedule 13D.

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Douglas A. Dyer:

Sole Power to Vote or Direct the Vote: 0 shares of Common Stock.
Share Power to Vote or Direct the Vote: 96,000 shares of Common Stock
Sole Power to Dispose or to Direct the Disposition: 0 Shares of Common Stock
Shared Power to Dispose or to Direct the Disposition: 96,000 shares of Common Stock

James H. Brennan, III:

Sole Power to Vote or Direct the Vote: 0 shares of Common Stock.
Share Power to Vote or Direct the Vote: 96,000 shares of Common Stock
Sole Power to Dispose or to Direct the Disposition: 0 Shares of Common Stock
Shared Power to Dispose or to Direct the Disposition: 96,000 shares of Common Stock

(c) Transactions in the securities effected during the past sixty days:

On July 7, 2008, pursuant to the terms of a Stock Purchase Agreement, Broad Street Ventures, LLC, a limited liability company formed in the State of Colorado (“BSV”), purchased a total of 96,000 shares of the issued and outstanding common stock of Grace 2, Inc., a Delaware corporation (the “Company”), from Getting You There, LLC, the sole shareholder of the Company. The total of 96,000 shares represents 96% of the shares of outstanding common stock of the Company.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

July 7, 2008

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Securities Purchase Agreement, dated July 7, 2008, is filed as Exhibit 10.1 hereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.:	Description:
10.1*	Securities Purchase Agreement, dated July 7, 2008
*Filed as exhibit to Form 8-K (File No.: 005-81973) of Grace 2, Inc. filed on July 7, 2008 and incorporated by reference herein.

Signature

The undersigned, after reasonable inquiry and to the best of her/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2008	/s/ DOUGLAS A. DYER
DOUGLAS A. DYER

Date: July 8, 2008	/s/ JAMES H. BRENNAN, III
JAMES H. BRENNAN, III